Comparison of Five–Year Cumulative Total Returns
Performance Graph for
LCA–Vision Inc.

Produced on 02/06/2001 including data to 12/29/2000



$400
$300
$200
$100
$0
233.1
12.4
5.6
01/25/1996
12/31/1996
12/31/1997
12/31/1998
12/31/1999
12/29/2000

Legend

Symbol	CRSP Total Returns Index for:	01/1996	12/1996	12/1997	12/1998	12/1999	12/2000
———— ■	LCA–Vision Inc.	100.0	13.2	5.9	7.2	24.7	5.6
— — — — ★	S&P 500 Stocks	100.0	122.7	163.7	211.3	255.9	233.1
- - - - - ▲	Self–Determined Peer Group	100.0	62.5	81.1	137.4	102.3	12.4

Companies in the Self–Determined Peer Group

LASER VISION CENTERS INC
T L C LASER EYE CENTERS INC
VISIONAMERICA INC
NOVAMED EYECARE INC
VISION TWENTY ONE INC

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year–end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.0 on 01/25/1996.

Prepared by CRSP (www.crsp.uchicago.edu), Center for Research in Security Prices, Graduate School of Business, The University of Chicago. Used with permission.

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